PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED JUNE 3, 2015)	Registration No. 333-204693

McEWEN MINING INC.

2,832,000 shares of Common Stock,
no par value

This prospectus supplement, dated December 20, 2016 (this “Supplement”), supplements our reoffer prospectus filed with the Securities and Exchange Commission (“SEC”) as part of our Registration Statement on Form S-8 dated June 3, 2015 (the “Prospectus”), relating to the resale by certain of our shareholders (collectively, the “Selling Shareholders”) who have acquired our common stock, no par value, offered by this Supplement in conjunction with the Prospectus pursuant to the Amended and Restated McEwen Mining Equity Incentive Plan (the “Plan”). This Supplement presents certain information regarding the ownership of our common stock by the Selling Shareholders as of December 20, 2016, and updates the number of shares of our common stock available for resale by each Selling Shareholder pursuant to the Plan. No additional securities are being registered hereby.

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

The Selling Shareholders may offer their shares of common stock through public or private transactions, in the over-the-counter markets or on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The Selling Shareholders may engage brokers or dealers who may receive commissions or discounts from the Selling Shareholders. We will pay substantially all of the expenses incident to the registration of such shares, except for selling commissions.

Our common stock is listed on The New York Stock Exchange under the symbol “MUX.” The closing price of our common stock as reported on The New York Stock Exchange on December 19, 2016 was $2.76 per share.

You should carefully read and consider the risk factors under Item 1A beginning on page 10 in our Annual Report on Form 10-K for the year ended December 31, 2015 and other reports that we file with the SEC for risks relating to investments in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 20, 2016

SELLING SHAREHOLDERS

The Selling Shareholders named in this Supplement are our officers and directors who are offering all of the 2,832,000 shares offered through this Supplement.  The shares are comprised of 2,832,000 shares that may be sold from time to time upon the exercise of stock options granted to the Selling Shareholders pursuant to the Amended and Restated McEwen Mining Equity Incentive Plan (the “Plan”). The Prospectus and this Supplement may be supplemented or amended from time to time in order to identify additional shares to be offered by the Selling Shareholders or by the holders of other control securities.

The following table provides, as of December 20, 2016, information regarding the beneficial ownership of our common stock held by each of the Selling Shareholders, including:

1.                                      the number of shares beneficially owned by each Selling Shareholder prior to this offering;

2.                                      the total number of shares that may be offered by each Selling Shareholder; and

3.                                      the total number and percentage of shares that will be beneficially owned by each Selling Shareholder upon completion of the offering, based on 299,556,826 shares of common stock outstanding as of December 19, 2016.

Information with respect to beneficial ownership is based upon information obtained from the Selling Shareholders.  Information with respect to “Number of Shares Beneficially Owned Prior to the Offering” includes the shares issuable upon exercise of the stock options held by the Selling Shareholders that are exercisable within 60 days of the date of this Supplement. The “Number of Shares that may be Offered” includes the shares that may be acquired by the Selling Shareholders pursuant to the exercise of stock options granted to the Selling Shareholders pursuant to our Plan, including some shares that are issuable upon the exercise of stock options that may be exercisable more than 60 days from the date of this Supplement.  Information with respect to “Number of Shares Beneficially Owned After the Offering” assumes the sale of all of the shares offered by the Selling Shareholder under this Supplement but no other purchases or sales of our common stock by the Selling Shareholders.  Except as described below and to our knowledge, the named Selling Shareholder beneficially owns and has sole voting and investment power over all shares or rights to these shares.

Because the Selling Shareholders may offer all, some or none of the shares currently owned or the shares received upon exercise of the options pursuant to the offering contemplated by this Supplement, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of common stock that will be held upon termination of this offering.

Up to 2,832,000 shares of common stock which may be issued pursuant to the exercise of stock options by our officers or directors, who may be deemed to be “affiliates” of our company, as such term is defined in Rule 405 under the Securities Act, and who are eligible to participate in our Plan, may be sold pursuant to this Supplement. Eligibility to participate in the Plan is available to our officers, directors, employees and eligible consultants, as determined solely by our Board of Directors. Options to purchase up to 2,832,000 shares of common stock have been granted under our Plan to certain of our directors and officers, each of whom is named as a Selling Shareholder in this Supplement. The following table contains information for the Selling Shareholders offering 2,832,000 shares pursuant to the Plan:

Name of Selling	Number of Shares Beneficially Owned		Number of Shares that may		Shares Beneficially Owned After the Offering
Shareholder(1)	Prior to the Offering		be Offered		Number	Percent
Allen V. Ambrose(2)	531,904	(4)	165,000	(4)(14)	431,904	*
Michele L. Ashby(2)	227,500	(5)	235,000	(5)(14)	57,500	*
Leanne M. Baker(2)	245,500	(6)	265,000	(6)(14)	45,500	*
Richard W. Brissenden(2)	95,000	(7)	140,000	(7)(14)	20,000	*
Gregory P. Fauquier(2)	103,666	(8)	175,000	(8)(15)	12,000	*
Donald R. M. Quick(2)	200,000	(4)	165,000	(4)(14)	100,000	*
Michael L. Stein(2)	544,870	(4)	165,000	(4)(14)	444,870	*
Nathan Stubina(3)	163,666	(9)	340,000	(9)(16)	27,000	*
Xavier Ochoa(3)	—		300,000	(17)	—	*
Andrew Elinesky(3)	131,000	(10)	231,000	(10)(18)	5,000	*
Simon Quick(3)	121,000	(11)	231,000	(11)(19)	—	*
Carmen Diges(3)	10,000	(12)	30,000	(12)(20)	—	*
Donald Brown(3)	—		200,000	(21)	—	*
Andrew Iaboni(3)	99,658	(13)	190,000	(13)(22)	4,658	*

*                             Represents less than 1% of the amount of common stock to be outstanding after the offering.

(1)                     Except as otherwise indicated, the address of each beneficial owner is c/o McEwen Mining Inc., 150 King Street West, Suite 2800, Toronto, Ontario, Canada M5H 1J9.

(2)                     Director.

(3)                     Officer.

(4)                     Includes 100,000 shares underlying stock options which are exercisable within 60 days of the date of this Supplement.

(5)                     Includes 170,000 shares underlying stock options which are exercisable within 60 days of the date of this Supplement.

(6)                     Includes 200,000 shares underlying stock options which are exercisable within 60 days of the date of this Supplement.

(7)                     Includes 75,000 shares underlying stock options which are exercisable within 60 days of the date of this Supplement.

(8)                     Includes 91,666 shares underlying stock options which are exercisable within 60 days of the date of this Supplement.

(9)                     Includes 136,666 shares underlying stock options which are exercisable within 60 days of the date of this Supplement.

(10)              Includes 126,000 shares underlying stock options which are exercisable within 60 days of the date of this Supplement.

(11)              Includes 121,000 shares underlying stock options which are exercisable within 60 days of the date of this Supplement.

(12)              Includes 30,000 shares underlying stock options which are exercisable within 60 days of the date of this Supplement.

(13)              Includes 95,000 shares underlying stock options which are exercisable within 60 days of the date of this Supplement.

(14)              Includes: (i) 15,000 shares underlying stock options that are exercisable on or after August 11, 2017; (ii) 25,000 shares underlying stock options that are exercisable on or after November 27, 2017; and (iii) 25,000 shares underlying stock options that are exercisable on or after November 27, 2018, so long as the Selling Shareholder remains with the company until that time.

(15)              Includes: (i) 33,334 shares underlying stock options that are exercisable on or after August 11, 2017; (ii) 25,000 shares underlying stock options that are exercisable on or after November 27, 2017; and (iii) 25,000 shares underlying stock options that are exercisable on or after November 27, 2018, so long as the Selling Shareholder remains with the company until that time.

(16)              Includes: (i) 70,000 shares underlying stock options that are exercisable on or after August 11, 2017; (ii) 66,667 shares underlying stock options that are exercisable on or after November 27, 2017; and (iii) 66,667 shares underlying stock options that are exercisable on or after November 27, 2018, so long as the Selling Shareholder remains with the company until that time.

(17)              Includes: (i) 100,000 shares underlying stock options that are exercisable on or after September 6, 2017; (ii) 100,000 shares underlying stock options that are exercisable on or after September 6, 2018; and (iii) 100,000 shares underlying stock options that are exercisable on or after September 6, 2019, so long as the Selling Shareholder remains with the company until that time.

(18)              Includes: (i) 25,000 shares underlying stock options that are exercisable on or after August 11, 2017; (ii) 30,000 shares underlying stock options that are exercisable on or after November 27, 2017; (iii) 10,000 shares underlying stock options that are exercisable on or after December 17, 2017; (iv) 30,000 shares underlying stock options that are exercisable on or after November 27, 2018; and (v) 10,000 shares underlying stock options that are exercisable on or after December 17, 2018, so long as the Selling Shareholder remains with the company until that time.

(19)              Includes: (i) 30,000 shares underlying stock options that are exercisable on or after August 11, 2017; (ii) 40,000 shares underlying stock options that are exercisable on or after November 27, 2017; and (iii) 40,000 shares underlying stock options that are exercisable on or after November 27, 2018, so long as the Selling Shareholder remains with the company until that time.

(20)              Includes: (i) 10,000 shares underlying stock options that are exercisable on or after November 27, 2017; and (ii) 10,000 shares underlying stock options that are exercisable on or after November 27, 2018, so long as the Selling Shareholder remains with the company until that time.

(21)              Includes: (i) 66,666 shares underlying stock options that are exercisable on or after September 8, 2017; (ii) 66,667 shares underlying stock options that are exercisable on or after September 8, 2018; and (iii) 66,667 shares underlying stock options that are exercisable on or after September 8, 2019, so long as the Selling Shareholder remains with the company until that time.

(22)              Includes: (i) 15,000 shares underlying stock options that are exercisable on or after August 11, 2017; (ii) 40,000 shares underlying stock options that are exercisable on or after November 27, 2017; and (iii) 40,000 shares underlying stock options that are exercisable on or after November 27, 2018, so long as the Selling Shareholder remains with the company until that time.

Each Selling Shareholder has purchased or will acquire our common stock for investment and with no present intention of distributing or reselling such shares unless registered for resale. However, in recognition of the fact that holders of restricted securities may wish to be legally permitted to sell their shares when they deem appropriate, we have filed a Form S-8 registration statement with the SEC of which the Prospectus and this Supplement form a part with respect to the resale of the shares from time to time in the over the counter market or in privately negotiated transactions. Sales of shares under this Supplement by the Selling Shareholders, and any other person with whom he or she is acting in concert for the purpose of selling our common stock, must not exceed, in any three-month period, the amount specified in Rule 144(e) promulgated under the Securities Act.

Certain of the Selling Shareholders, their associates and affiliates may from time to time perform services for our company or its subsidiaries in the ordinary course of business.